**CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

2008 NOV 17 A 11:25

**CITY DEVELOPMENTS LIMITED**

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1869/08/LTR

08005896

3 November 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY AR REGISTERED***

SUPPL

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 30 October 2008 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
NOV 19 2008
THOMSON REUTERS

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

11/17



36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

| Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest * |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 30-Oct-2008 17:21:15 |
| Announcement No. | 00089 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 30-10-2008 |
| 2. | Name of Substantial Shareholder * | Aberdeen Asset Managers Limited |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

>> PART III

| | | |
|---|---|---|
| 1. | Date of change of Interest | 28-10-2008 |
| 2. | The change in the percentage level | From 5.0754 % To 6.0772 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | Open Market Purchase |
| | # Please specify details | |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | A series of transactions from 25 June 2008 to 28 October 2008. |

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 46,151,300 |
| As a percentage of issued share capital | 0 % | 5.0754 % |
| No. of shares held after the change | 0 | 55,260,200 |
| As a percentage of issued share capital | 0 % | 6.0772 % |

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 28 October 2008.

This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests (a) in shares over which the fund manager has no voting rights but has disposal rights and (b) in shares over which the fund manager has both voting rights and disposal rights.
(a) No. of shares held without voting rights but have disposal rights : 30,145,700 shares.
(b) No. of shares held with voting rights and disposal rights : 25,114,500 shares

**Attachments**

Total size = **0**
(2048K size limit recommended)

| Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest * |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 30-Oct-2008 17:26:16 |
| Announcement No. | 00098 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 30-10-2008 |
| 2. | Name of Substantial Shareholder * | Aberdeen Asset Management Asia Limited |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |
| | |

| | |
|---|---|
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

1. Date of change of Interest: 28-10-2008

2. The change in the percentage level: From 8.0525 % To 9.1644 %

3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: A series of transactions from 18 June 2008 to 28 October 2008.

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 73,221,688 |
| As a percentage of issued share capital | 0 % | 8.0525 % |
| No. of shares held after the change | 0 | 83,332,688 |
| As a percentage of issued share capital | 0 % | 9.1644 % |

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 28 October 2008.

This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests (a) in shares over which the fund manager has no voting rights but has disposal rights and (b) in shares over which the fund manager has both voting rights and disposal rights.
(a) No. of shares held without voting rights but have disposal rights : 33,780,817 shares.
(b) No. of shares held with voting rights and disposal rights : 49,551,871 shares

**Attachments**

Total size = **0**
(2048K size limit recommended)

**CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 NOV 11 A 11:25

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1629/08/LTR

28 October 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY AR REGISTERED***

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 13 October 2008 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest*);
- 20 October 2008 (*Scheduled date for release of the Third Quarter 2008 Financial Results*); and
- 22 October 2008 (*Notification on Disposal of Subsidiary Companies*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

K:\EL-Team\EL Team Folder\ltr 2008\ADR\1629-sec(adr).doc(EL/kw)



36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

**Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest ***

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 13-Oct-2008 17:23:00 |
| Announcement No. | 00077 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 13-10-2008 |
| 2. | Name of Substantial Shareholder * | Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |

| | |
|---|---|
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of Interest | 09-10-2008 |
| 2. | The change in the percentage level | From 10.0744 % To 11.0827 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | Open Market Purchase |
| | # Please specify details | |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | A series of transactions from 18 June 2008 to 9 October 2008 |

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 91,606,688 |
| As a percentage of issued share capital | 0 % | 10.0744 % |
| No. of shares held after the change | 0 | 100,775,688 |
| As a percentage of issued share capital | 0 % | 11.0827 % |

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 9 October 2008.

This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests (a) in shares over which the fund manager has no voting rights but has disposal rights and (b) in shares over which the fund manager has both voting rights and disposal rights.
(a) No. of shares held without voting rights but with disposal rights : 40,511,817 shares.
(b) No. of shares held with voting rights and disposal rights : 60,263,871 shares

**Attachments**

Total size = **0**
(2048K size limit recommended)

| Miscellaneous |
| --- |
| * Asterisks denote mandatory information |

| | |
| --- | --- |
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 20-Oct-2008 17:09:37 |
| Announcement No. | 00058 |

| >> Announcement Details |
| --- |
| The details of the announcement start here ... |

| | |
| --- | --- |
| Announcement Title * | Scheduled date for release of the Third Quarter 2008 Financial Results |
| Description | City Developments Limited will be announcing its third quarter results for the 3 months ended 30 September 2008 and 9 months ended 30 September 2008 on 13 November 2008.<br><br>By Order of the Board<br><br>Shufen Loh @ Catherine Shufen Loh<br>Enid Ling Peek Fong<br>Company Secretaries<br><br>Date: 20 October 2008 |
| **Attachments** | Total size = **0**<br>(2048K size limit recommended) |

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 22-Oct-2008 17:37:43 |
| Announcement No. | 00054 |

**>> Announcement Details**

The details of the announcement start here ...

Announcement Title * Notification on Disposal of Subsidiary Companies

Description

The Board of Directors of City Developments Limited (the "Company") wishes to announce that CBM Pte. Ltd. ("CBM"), a wholly-owned subsidiary of Singapura Developments (Private) Limited, which is in turn a wholly-owned subsidiary of the Company, had transferred its entire shareholding interest in CBM-GCA Limited ("CBM-GCA") to a third party for an aggregate consideration of US$1.00 arrived at on a wiling buyer-willing seller basis (the "Transfer").

With the Transfer, the Company has ceased to have any interest in CBM-GCA and its wholly-owned subsidiary company incorporated in the People's Republic of China, Global City Property Management Limited, which is currently dormant.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date: 22 October 2008

**Attachments**

Total size = **0**
(2048K size limit recommended)

END